July 8, 2024

Stephen Thomas
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, CA 92101

       Re: TPT Global Tech, Inc.
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280545
Dear Stephen Thomas:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charli Wilson at 202-551-6388 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Michael Littman